Exhibit 99.1

Kamada Appoints Senior Biopharmaceutical Executive Michal Ayalon, Ph.D., as Vice
President of Research and Development

Rehovot, Israel – January 30, 2019 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company, announced today the appointment of Michal Ayalon, Ph.D., as Vice President of Research and Development.  Dr. Ayalon has nearly 20 years of experience in drug discovery and drug development, including non-clinical and clinical development, manufacturing and control, regulatory, and project management.  She will oversee all of Kamada's R&D and IP activities, and report directly to Amir London, Kamada’s Chief Executive Officer.

Dr. Ayalon will succeed Liliana Bar, Ph.D. who has served as Kamada’s VP R&D since 2012 and is retiring next month.

“We are excited to have Michal join the Kamada executive team as we begin 2019,” said Mr. London. “Michal’s comprehensive knowledge and understanding of drug development from drug discovery and early-stage research all the way through advanced clinical programs will be of significant value to Kamada as we continue developing our robust pipeline.  I would like to also take this opportunity to thank Liliana Bar for her significant contribution to Kamada leading our R&D and IP activities during recent years.”

Prior to joining Kamada, Dr. Ayalon served as Head of R&D at 89bio Ltd., where she led the overall development strategy of the company and managed all R&D functions, including medical, clinical, pre-clinical, CMC, regulatory, and project management. Previously, Dr. Ayalon was a Project Champion at Teva Pharmaceutical Industries Ltd., where she led novel biologics and biosimilar projects in oncology, respiratory and metabolic disease. Dr. Ayalon  was also Vice President of Research & Development at Galmed Pharmaceuticals Ltd. where she led the pre clinical as well as CMC activities and managed the clinical operation group.  Prior to this, Dr. Ayalon worked for Immune Pharmaceuticals, Inc., BioLineRx and Compugen Ltd.

Dr. Ayalon  received her B.Sc., M.Sc. and Ph.D. from Tel-Aviv University, Faculty of Life Sciences. She completed her postdoctoral research at Weizmann Institute of Science in the Department of Molecular Biology of the Cell.  Dr. Ayalon is the author of multiple patents and publications.

“I am pleased to have the opportunity to lead Kamada’s research and development team,” said Dr. Ayalon  “I am confident that the Company’s pipeline, including Inhaled Alpha-1 Antitrypsin (AAT) and the new indications currently in development for Glassia®, Kamada’s IV AAT, provide Kamada with significant value-creating opportunities and positions the Company well for long-term growth.  I look forward to leveraging my extensive experience in overseeing all aspects of R&D management to continue advancing Kamada’s pipeline.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors. In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, it's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding Kamada’s development pipeline, including Inhaled AAT and the new indications currently in development for IV AAT and its effect on the Compnay’s valuation. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com